RELIANCE Communications
Anil Dhirubhai Ambani Group

06017464

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

9th October, 2006

Exemption File No.82 - 35005

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

RECEIVED
2006 OCT 16 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sub.: Scheme of Amalgamation and Arrangement

Dear Mr. Dudek,

1. With reference to above captioned subject, we wish to inform you that the Board of Directors of the Company at its meeting held on 12th March 2006 had approved a Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956 for the following :-

Amalgamation of:

a. Reliance Infocomm Limited,
b. Reliance Business Management Private Limited,
c. Ambani Enterprises Private Limited,
d. Panther Consultants Private Limited,
e. Reliance Communications Solutions Private Limited,
f. Reliance Communications Technologies Limited,
g. Reliance Software Solutions Private Limited,
h. Formax Commercial Private Limited,
(Transferor Companies) and

Demerger of:

i. Network division of Reliance Communications Infrastructure Limited

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

with the Reliance Communications Limited.

2. The Hon'ble High Court judicature at Bombay had sanctioned the Scheme vide orders dated 21st July, 2006 and the Certified copy thereof was received on 31st August, 2006. The Hon'ble High Court of Gujarat had also sanctioned the said scheme vide orders dated 18th July, 2006 and Certified copy thereof were received on 12th September, 2006.

3. Necessary forms as required under the Companies Act, 1956 were filed with the respective Registrar of Companies on 01.09.2006 and 12.09.2006 and thus the said Scheme was made **effective from 12.09.2006**, being the date of filing the Orders of the High Courts with the office of the Registrar of Companies. Copies of the certificates issued by the Registrar of Companies, Gujarat and Registrar of Companies, Maharashtra are attached herewith for your record.

dw 10/17

RELIANCE Communications
Anil Dhirubhai Ambani Group

4. Now, Pursuant to the said Scheme, all the assets and liabilities of all the Transferor Companies and Network Division of the Reliance Communications Infrastructure Limited are vested and transferred to the Company and its activities are now operating under the Company.

5. Reliance Communications Infrastructure Limited, Reliance Telecom Limited and FLAG alongwith other companies have become subsidiaries of the Company.

6. The Company had received approval from the Bombay Stock Exchange Ltd. and National Stock Exchange of India Limited pursuant to Clause 24(a) of the Listing Agreement and had made allotment of **82,14,84,568 equity shares of Rs. 5 each** of the Company in terms of the Scheme. Thus, the paid up share capital of the Company increased from existing Rs.611.56 crores divided into 1223130422 equity shares of Rs.5 each to Rs.1022.31 crores divided into 2044614990 equity shares of Rs.5 each.

7. The Company had also received Trading approvals from the Bombay Stock Exchange Limited and National Stock Exchange of India Limited **on 28.09.2006**.

8. The equity shares allotted as per scheme are also admitted in National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

9. The equity shares allotted as per Scheme shall rank pari passu in all respects with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2006-07.

In view of above, we hereby request you to take note of same. In case you require any further information/clarification, we shall be glad to provide the same.

Thanking you.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Reliance Communications Limited *

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

OFFICE OF THE REGISTRAR OF COMPANIES GUJARAT

FORM –II
(See regulation 20)

Memorandum Acknowledging Receipt of Documents)

CO. NO. 04-41035

The Registrar of Companies acknowledges the Receipt of the undermentioned documents relating to **M/s. RELIANCE INFOCOMM LIMITED .** (**Transferor Company**).

DESCRIPTION OF DOCUMENTS: Form no. 21 dated 12.09.2006 along with copy of the Sanction Order passed by Hon'ble High Court of Gujarat, Ahmedabad dated 18/07/2006 (**issue of certified copy of order on 12/09/2006**) sanctioning the Scheme of Amalgamation U/s. 391/394 of the Companies Act, 1956 of **M/S. RELIANCE INFOCOMM LIMITED (Transferor Company)** with **M/s. RELIANCE COMMUNICATIONS LIMITED (Transferee Co.) (Co. No. 11-147531)**, has been filed with this office on **12/09/2006** and taken on record by this office on **21/09/2006.**

Station : Ahmedabad
Date : 21.09.2006

(KAMAL HARJANI)
ASSTT. REGISTRAR OF COMPANIES,
GUJARAT.

OFFICE OF THE REGISTRAR OF COMPANIES
MAHARASHTRA, MUMBAI.
FORM – II
(See regulation 20)

Memorandum Acknowledging Receipt of Documents

Co No 11-147531
11-127945,128399,125500,156234,150309,131602,153137,
04-41035,04-44323

The Registrar of Companies acknowledges the Receipt of the Form No. 21 dated 01.09.2006 along with copy of the Sanction Order passed by Hon'ble High Court, Mumbai dated 21.07.2006, and Certified Copy received on 31.08.2006 Sanctioning the Scheme of Amalgamation and Arrangement U/s. 391/394 of the Companies Act, 1956 relating to M/s RELIANCE COMMUNICATIONS LIMITED.

Scheme of Amalgamation and Arrangement between M/s Reliance Infocomm Limited, M/s Reliance Communications Infrastructure Limited, M/s Reliance Communications Solutions Private Limited, M/s Reliance Software Solutions Private Limited, M/s Reliance Communications Technologies Limited, M/s Ambani Enterprises Private Limited, M/s Reliance Business Management Private Limited, M/s Formax Commercials Private Limited, M/s Panther Consultants Private Limited (Transferor Companies) with M/s RELIANCE COMMUNICATIONS LIMITED (Transferee Co. No 11- 147531) has been filed with this office on 01.09.2006 and taken on record by this office on 11.09.2006.

Station : Mumbai.

Date : 13 SEP 2006

(ELSY PAPPACHAN)
ASSTT. REGISTRAR OF COMPANIES
MAHARASHTRA, MUMBAI.

Reliance Communications Limited